Exhibit B
Announcement To All CNA Surety Employees
Today, CNA and CNA Surety have announced that they have come to an agreement for CNA to acquire the public minority stake in CNA Surety. A copy of our joint press released can be found on the Intranet or the link below.
http://finance.yahoo.com/news/CNA-and-CNA-Surety-Sign-bw-721035861.html?x=0&.v=1
We are pleased that CNA has found our company to be an attractive investment. This is certainly a vote of confidence for all our employees and business partners who have helped build the franchise since going public back in 1997. Going forward, we will be able to enjoy all the benefits of working for a larger diversified commercial lines insurance company. We will continue to strive to provide the best service possible and earn the recognition as the surety of choice for all our agents and clients.
Though an agreement has been reached, the process is not complete. The press release outlines the next steps, and we expect that the transaction will be completed within the second quarter of this year. As the process develops we will communicate information as we can. There is an all employee meeting planned for today at 1:30 p.m. CDT hosted by John Welch and Tom Motamed, CEO of CNA. Please plan to attend in person or use the call-in information below.
As outlined in the press release, if there are any questions from outside audiences please refer them to John Corcoran. Internal questions can be submitted to Barbara Wood.
Thank you and I look forward to the conference call this afternoon.
John Welch, CEO
Call in information:
Home Office- please gather in conference room 306S
Outside of HO, please gather in conference rooms and call #(866) 233-3842 Access Code: 202068
Additional Information and Where to Find It
This is a preliminary communication made, pursuant to Rule 14d-2 of the Exchange Act of 1934, before the commencement of a tender offer for the outstanding common stock of CNA Surety Corporation (the “Company”) by Surety Acquisition Corporation (the “Purchaser”), a wholly-owned subsidiary of CNA Financial Corporation (“CNA”). This document is for informational purposes only and is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the Company’s outstanding shares of common stock described in this filing has not commenced. At the time the offer is commenced, the Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and any other documents filed by the CNA with the SEC will be made available to the Company’s shareholders at no expense to them (when available) from CNA at www.cna.com or at 333 South Wabash Avenue, Chicago, Illinois 60604 and the documents that are filed by the Company with the SEC (when available) will be made available at no charge from CNA Surety at www.cnasurety.com or at 333 South Wabash Avenue, Chicago, Illinois 60604. In addition, all of those materials (and all other offer documents filed with the SEC will be available at no charge on the SEC’s website: www.sec.gov.